UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                            File No. 69-198



     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                           CENTRAL MAINE POWER COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Central Maine Power Company (Central Maine) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336.

     Central Maine is principally engaged in the generation, transmission, distribution and sale of electric energy in the State of Maine, and serves more than 516,000 customers in southern and central Maine.

     Central Securities Corporation (Central Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Central Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Cumberland Securities Corporation (Cumberland Securities), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its office at 83 Edison Drive, Augusta, Maine 04336. The business of Cumberland Securities is limited to the ownership of certain real estate within Central Maine's service area.

     Kennebec Water Power Company (Kennebec Water Power) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Central Maine owns 24.8% of the voting control of Kennebec Water Power, whose business is to regulate and improve the flow of the Kennebec River. Kennebec Water Power owns storage dams at the East and West Outlets of Moosehead Lake in Maine.

     The Union Water-Power Company (Union Water-Power), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 150 Main Street, Lewiston, Maine 04240. The business of Union Water-Power is to own storage reservoirs and dams on the headwaters of the Androscoggin River, and dams and canals on the Androscoggin River in Lewiston, where it sells water for power, as well as to provide real estate management and other related services to Central Maine. Effective January 1, 1995, Union Water-Power, through a joint operating agreement with Kennebec Water Power, assumed a large part of Kennebec Water Power's river-flow responsibilities with respect to the Kennebec River. Union Water-Power also provides utility facilities locating services for contracting parties. In addition, Union Water-Power has leased one of its dam sites to an unaffiliated party which has developed on the site a "qualifying facility" exempt from the Public Utility Holding Company Act of 1935 under Rule
292.602 of the Federal  Energy  Regulatory  Commission  promulgated  pursuant to
Section 210 of the Public Utility Regulatory Policies Act of 1978 (PURPA).

     Union Water-Power also owns 25% of the voting stock of Androscoggin Reservoir Company (Androscoggin), a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. The business of Androscoggin is to own a storage reservoir and dam on the headwaters of the Androscoggin River. Androscoggin has leased its dam site to an unaffiliated party which has similarly developed on the site a "qualifying facility" exempt under PURPA.

     Kennebec Hydro Resources, Inc. (Kennebec Hydro), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. Kennebec Hydro is the general partner and owns a 50% interest in The Merimil Limited Partnership, which owns a "qualifying facility" under PURPA, with otherwise unaffiliated limited partners.

     Maine Yankee Atomic Power Company (Maine Yankee) is a Maine corporation with its principal office at 329 Bath Road, Brunswick, Maine 04011, formed for the purpose of constructing, owning and operating a nuclear electric generating plant at Wiscasset, Maine. Central Maine owns 38% of the common stock of Maine Yankee. The New England utility company sponsors are obligated under power contracts to purchase the entire output of the plant.

     Maine Electric Power Company, Inc. (MEPCo.) is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns and operates a 345-KV transmission interconnection between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the province of New Brunswick, Canada, by The New Brunswick Power Corporation. Central Maine owns 78.3% of MEPCo.'s common stock. The remaining voting stock of MEPCo. is owned by two other Maine electric utility companies which, with Central Maine and other New England utility companies, participate in the purchase and sale of power through power purchase agreements with New Brunswick. MEPCo. also owns and operates certain equipment, including microwave communication facilities in connection with the Hydro-Quebec Phase II (Phase II) project described in the next paragraph hereof. The costs relating to these facilities are ultimately being borne by the Phase II Participants.

     NORVARCO, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 83 Edison Drive, Augusta, Maine 04336. NORVARCO is one of two general partners with 50% interests in Chester SVC Partnership, a general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, which owns a static var compensator facility (the SVC Facility) located in Chester, Maine, adjacent to MEPCo.'s 345-KV transmission interconnection with New Brunswick, Canada. The SVC Facility provides necessary transmission system reinforcements which support the Phase II transmission line expansion constructed for New England Hydro-Transmission Corporation in New
Hampshire and which allow the Phase II facilities to operate at their maximum capability while MEPCo. continues to maintain the full operating capability of its interconnection with New Brunswick.

     Gulf Island Pond Oxygenation Project (Gulf Island) is a Maine general partnership with its principal office at 83 Edison Drive, Augusta, Maine 04336, whose business is to operate and maintain an oxygenation facility at Gulf Island Pond on the Androscoggin River in Greene, Maine. Central Maine holds a 14% interest in the partnership.

     CMP International Consultants (CMP International), a wholly-owned subsidiary of Central Maine, formerly named Integrated Resource Management Services, is a Maine corporation with its principal office at 1 Grandview Place, Winthrop, Maine 04364. The business of CMP International is to provide consulting, research, information, training and project management services to foreign and domestic utilities and government agencies in various aspects of utility operations and utility support services, and engineering and environmental services.

     Aroostook Valley Electric Company (AVEC), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at Cheney Grove Road, Fort Fairfield, Maine 04742. The business of AVEC is to own and operate a 33-megawatt wood-fired generating plant in Fort Fairfield, Maine, the output of which is sold to Central Maine.

     MaineCom Services (MaineCom), a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 41 Anthony Avenue, Augusta, Maine 04330. The business of MaineCom is to provide telecommunications services to unrelated third parties and to Central Maine.

     TeleSmart, a wholly-owned subsidiary of Central Maine, is a Maine corporation with its principal office at 81 Leighton Road, Augusta, Maine 04330. The business of TeleSmart is to provide customer contact management services, including collection and related services, to unrelated third parties and to Central Maine.

     Central  Securities,  Cumberland  Securities,  Kennebec Water Power,  Union
Water-Power, Androscoggin, Kennebec Hydro, Gulf Island, CMP International, MaineCom and TeleSmart are not public utilities.

     Yankee Atomic Electric Company, Connecticut Yankee Atomic Power Company and Vermont Yankee Nuclear Power Corporation, corporations which own nuclear generating facilities, are not subsidiaries of Central Maine, as Central Maine owns, and expects to continue to own, less than 10% of the voting stock of each company. On February 26, 1992, the Board of Directors of Yankee Atomic Electric Company (Yankee Atomic) decided to discontinue permanently power operation at the Yankee Atomic Plant in Rowe, Massachusetts, and to decommission that facility.

     In addition, Central Maine owns a 2.50% interest as a tenant in common in the Millstone No. 3 nuclear unit in Waterford, Connecticut. The unit is operated by Northeast Utilities.

     Central Maine holds no interest, directly or indirectly, in any exempt wholesale generator (EWG) or foreign utility company.

     2. At December 31, 1995, Central Maine operated 30 hydro-electric generating stations of which 29 are owned and one is leased, and owned and operated one steam generating plant and two internal combustion generating plants, all within its service area within the State of Maine. Central Maine also owns approximately 2,288 circuit-miles of overhead transmission lines, 18,967 pole-miles of overhead distribution lines, and 1,261 miles of underground and submarine cable, all within its service area within the State of Maine.

     MEPCo. owns a 345-KV transmission line between Wiscasset, Maine, and the Maine-New Brunswick international border at Orient, Maine.

     Maine Yankee owns a nuclear-powered generating plant at Wiscasset, Maine.

     NORVARCO has a 50% interest in a static var compensator facility at Chester, Maine.

     AVEC owns a 33-megawatt wood-fired generating plant at Fort Fairfield, Maine.

     3. Central Maine submits the following information with respect to it and its subsidiary public utility companies for the calendar year 1995:

A.   Central Maine Power Company
     (a)   9,610,907,052       Kwh of electric energy sold


     (b)   None                Kwh of electric energy distributed outside of Maine (State where organized).

     (c)   647,721,915         Kwh of electric energy sold at wholesale outside of Maine or at the
                               State line:

                               Massachusetts Municipal Wholesale Electric Company                     2,732,231
                               New England Power Company                                             25,478,000
                               New England Power Pool                                                79,390,720
                               Northeast Utilities                                                  194,207,200
                               North American Energy Conservation, Inc.                             307,225,000
                               Boston Edison Company                                                  9,363,000
                               Montaup Electric Company                                              14,581,000
                               Louis Dreyfus Electric Power, Inc.                                       816,000
                               Fitchburg Gas & Electric Light Company                                 2,203,764
                               CNG Power Services Corporation                                        10,000,000
                               ENRON Power Marketing, Inc.                                              600,000
                               Commonwealth Electric Company                                          1,125,000

     (d)   2,140,881,918       Kwh of electric energy purchased at wholesale outside of Maine or at the State line:
                               Connecticut Yankee Atomic Power Company                              219,724,631
                               Vermont Yankee Nuclear Power Corporation                             138,556,779
                               Great Bay Power Corporation                                           80,271,210
                               New England Power Pool                                               922,650,190
                               Hydro-Quebec                                                             284,400
                               Northeast Utilities                                                  574,697,088
                               New England Power Company                                              4,135,000
                               Electric Clearinghouse, Inc.                                           3,920,000
                               Commonwealth Electric Company                                            360,000
                               CNG Power Services Corporation                                        70,157,620
                               Catex Vitol Electric, L.L.C.                                          33,539,000
                               Green Mountain Power Corporation                                      92,586,000

B.   Maine Electric Power Company, Inc.

     (a)   2,119,957,000       Kwh of electric energy sold.

     (b)   None                Kwh of electric energy distributed outside of Maine (State where organized).

     (c)   125,767,000         Kwh of electric energy sold at wholesale outside of Maine or at the
                               State line.

     (d)   2,118,687,000       Kwh of electric energy purchased outside of Maine or at the State line.

C.   Maine Yankee Atomic Power Company

     (a)   197,191,830         Kwh of electric energy sold.

     (b)   None                Kwh of electric energy distributed outside of Maine (State where organized).

     (c)   None                Kwh of electric energy sold at wholesale outside of Maine or at the
                               State line.

     (d)   None                Kwh of electric energy purchased outside of Maine or at the State line.





D.   NORVARCO

     NORVARCO does not purchase or sell electric energy.

E.   Aroostook Valley Electric Company

     (a)   228,191,109         Kwh of electric energy sold.

     (b)   None                Kwh of electric energy distributed outside of Maine (State where organized).

     (c)   None                Kwh of electric energy sold at wholesale outside of Maine or at the
                               State line.

     (d)   None                Kwh of electric energy purchased outside of Maine or at the State line.

     4. Not applicable, as Central Maine holds no interest, directly or indirectly, in any EWG or foreign utility company.

                                   EXHIBIT A-1

     Exhibit A-1 includes corporate consolidating financial statements of Central Maine for 1995. The consolidated column is as it appears in Central Maine's Annual Report to Shareholders for that year.


                                   EXHIBIT A-2

     Exhibit A-2 includes (1) a table showing, for 1995, the ratio of subsidiary utility revenues to the utility revenues of the holding company (Central Maine) as a public-utility company; (2) unconsolidated financial statements which include the capitalization of Central Maine at December 31, 1995; (3) financial statements which include the capitalization of Maine Yankee at December 31, 1995; (4) financial statements which include the capitalization of MEPCo. at December 31, 1995; (5) financial statements which include the capitalization of NORVARCO at December 31, 1995; (6) financial statements which include the capitalization of AVEC at December 31, 1995; (7) a table showing, for 1995, the non-public utility subsidiaries Total Revenues and Total Assets.

                                    EXHIBIT B

     Financial Data Schedule.

                                    EXHIBIT C

     Not applicable.

     Central Maine has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.


                                                     CENTRAL MAINE POWER COMPANY


                                                         By /S/ R. E. Tuoriniemi
                                                                     Comptroller

CORPORATE SEAL
Attest:

                                                             /S/ William M. Finn
                                                                       Secretary

Name, title and address of officers to whom notices and correspondence concerning this statement should be addressed.

Robert E. Tuoriniemi, Comptroller         William M. Finn,
Central Maine Power Company               Secretary and Clerk
83 Edison Drive                           Central Maine Power Company
Augusta, ME 04336                         83 Edison Drive
                                          Augusta, ME 04336

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                              Exhibit A-1
                                                              Page 1 of 3
                           Central Maine Power Company
                              STATEMENT OF EARNINGS
                      For the Year Ended December 31, 1995
                 (Dollars in Thousands Except Per Share Amounts)

                                                                     Maine
                                                      Central      Electric
                                                       Maine        Power
                                                       Power       Company        Inter Company        Minority
                                                      Company        Inc.       DEBIT      CREDIT      Interest           Total

ELECTRIC OPERATING REVENUES ......................   $ 903,685    $  49,699   $  37,368  $     --      $       --      $    916,016
                                                     ---------    ---------   ---------   ---------    ------------    ------------
OPERATING EXPENSES
    Fuel Used for Company Generation .............      18,702         --          --          --              --            18,702
    Purchased Power
       Energy  ............................            397,503       46,693        --        36,124            --           408,072
       Capacity ..................................      93,485            4        --          --              --            93,489
    Other Operation ..............................     188,498          759        --         1,244            --           188,013
    Maintenance ..................................      32,420          442        --          --              --            32,862
    Depreciation and Amortization ................      53,640        1,383        --          --              --            55,023
    Taxes
       Federal and State Income ..................      13,328         --          --          --              --            13,328
       Taxes Other Than Income ...................      27,635          250        --          --              --            27,885
                                                     ---------    ---------   ---------   ---------    ------------    ------------
          Total Operating Expenses ...............     825,211       49,531        --        37,368            --           837,374
                                                     ---------    ---------   ---------   ---------    ------------    ------------
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES .......       7,299         --            82        --              --             7,217
                                                     ---------    ---------   ---------   ---------    ------------    ------------
OPERATING INCOME .................................      85,773          168      37,450     (37,368)           --            85,859
                                                     ---------    ---------   ---------   ---------    ------------    ------------
OTHER INCOME (EXPENSE)
    Allowance for Equity Funds Used During Constructi      663         --          --          --              --               663
    Other, Net ...................................       7,160           33        --          --              --             7,193
    Minority Interest in Consolidated Net Income .        --           --          --          --               23              (23)
    Income Taxes Applicable to Other Income (Expense)   (2,704)        --          --          --              --            (2,704)
                                                     ---------    ---------   ---------   ---------    ------------    ------------
          Total Other Income (Expense) ...........       5,119           33        --          --                23           5,129
                                                     ---------    ---------   ---------   ---------    ------------    ------------
INCOME BEFORE INTEREST CHARGES ...................      90,892          201      37,450     (37,368)             23          90,988
                                                     ---------    ---------   ---------   ---------    ------------    ------------
INTEREST CHARGES
    Long-Term Debt ...............................      50,211           96        --          --              --            50,307
    Other Interest ...............................       3,244         --          --          --              --             3,244
    Allowance for Borrowed Funds Used During Construc     (543)        --          --          --              --              (543)
                                                     ---------    ---------   ---------   ---------    ------------    ------------
          Total Interest Charges .................      52,912           96        --          --              --            53,008
                                                     ---------    ---------   ---------   ---------    ------------    ------------
NET INCOME .......................................      37,980          105      37,450     (37,368)             23          37,980
    Dividends on Preferred Stock .................      10,178         --          --          --              --            10,178
                                                     ---------    ---------   ---------   ---------    ------------    ------------
EARNINGS APPLICABLE TO COMMON STOCK ..............   $  27,802    $     105   $  37,450   $ (37,368)   $         23    $     27,802
                                                     =========    =========   =========   =========    ============    ============
WEIGHTED AVERAGE NUMBER OF SHARES OF
 COMMON STOCK OUTSTANDING ........................  32,442,752        8,785        --          --              --        32,442,752
EARNINGS PER SHARE OF COMMON STOCK ...............   $    0.86    $   12.00        --          --              --      $       0.86
DIVIDENDS DECLARED PER SHARE OF COMMON
 STOCK ...........................................   $    0.90    $   12.00        --          --              --      $       0.90





                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                              Exhibit A-1
                                                              Page 2 of 3
                           Central Maine Power Company
                                  BALANCE SHEET
                              at December 31, 1995
                             (Dollars in Thousands)

                                                                    Maine
                                                      Central      Electric
                                                       Maine        Power
                   ASSETS                              Power       Company        Inter Company        Minority
                                                      Company       Inc.       DEBIT        CREDIT     Interest             Total

ELECTRIC PROPERTY, at Original Cost ..............  $1,588,806    $  23,135   $    --     $    --      $       --      $  1,611,941
Less:  Accumulated Depreciation ..................     538,301       21,777        --          --              --           560,078
                                                     ---------    ---------   ---------   ---------    ------------    ------------
    Electric Property in Service .................   1,050,505        1,358                    --              --         1,051,863
Construction Work in Progress ....................      15,916           12                    --              --            15,928
Net Nuclear Fuel .................................       1,391         --          --          --              --             1,391
                                                     ---------    ---------   ---------   ---------    ------------    ------------
       Net Electric Property .....................   1,067,812        1,370        --          --              --         1,069,182
                                                     ---------    ---------   ---------   ---------    ------------    ------------
INVESTMENTS IN ASSOCIATED COMPANIES,
 at Equity .......................................      55,356         --                      --               687          54,669
                                                     ---------    ---------   ---------   ---------    ------------    ------------
          Net Electric Property and Investments in
           Associated Companies ..................   1,123,168        1,370        --           687            --         1,123,851
                                                     ---------    ---------   ---------   ---------    ------------    ------------
CURRENT ASSETS
    Cash and Cash Equivalents ....................      57,255          422        --          --              --            57,677
    Accounts Receivable
       Service - Billed ..........................      86,848          292        --          --              --            87,140
                - Unbilled .......................      41,798         --          --          --              --            41,798
       Other Accounts Receivable .................      13,337        2,976        --         1,182            --            15,131
    Inventories, at Average Cost
       Fuel Oil ..................................       3,772         --          --          --              --             3,772
       Materials and Supplies ....................      12,772         --          --          --              --            12,772
    Funds on Deposit With Trustee ................      29,919         --          --          --              --            29,919
    Prepayments and Other Current Assets .........       8,976          221        --             5            --             9,192
                                                     ---------    ---------   ---------   ---------    ------------    ------------
       Total Current Assets ......................     254,677        3,911        --         1,187            --           257,401
                                                     ---------    ---------   ---------   ---------    ------------    ------------
DEFERRED CHARGES AND OTHER ASSETS
    Recoverable Costs of Seabrook 1 and Abandoned
    Projects, Net ................................      95,127         --          --          --              --            95,127
    Yankee Atomic Purchased-Power Contract .......      21,396         --          --          --              --            21,396
    Regulatory Assets-Deferred Taxes .............     234,869          212        --          --              --           235,081
    Deferred Charges and Other Assets ............     259,753          426        --           116            --           260,063
                                                     ---------    ---------   ---------   ---------    ------------    ------------
          Total Deferred Charges and Other Assets      611,145          638        --           116            --           611,667
                                                     ---------    ---------   ---------   ---------    ------------    ------------
              TOTAL ASSETS .......................  $1,988,990    $   5,919   $    --     $   1,990    $       --      $  1,992,919
                                                     =========    =========   =========   =========    ============    ============



                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                              Exhibit A-1
                                                              Page 3 of 3
                           Central Maine Power Company
                                  BALANCE SHEET
                              at December 31, 1995
                             (Dollars in Thousands)

                                                                          Maine
                                                             Central     Electric
                                                              Maine       Power
STOCKHOLDERS' INVESTMENT AND LIABILITIES                      Power      Company         Inter Company       Minority
                                                             Company       Inc.        DEBIT      CREDIT     Interest       Total

CAPITALIZATION
    Common Stock Investment .............................   $ 490,005   $     878    $  38,055   $  37,368   $    (191)   $ 490,005
    Preferred Stock .....................................      65,571        --           --          --          --         65,571
    Redeemable Preferred Stock ..........................      74,528        --           --          --          --         74,528
    Long-Term Obligations ...............................     622,251        --           --          --          --        622,251
                                                            ---------   ---------    ---------   ---------   ---------    ---------
          Total Capitalization ..........................   1,252,355         878       38,055      37,368        (191)   1,252,355
                                                            ---------   ---------    ---------   ---------   ---------    ---------
CURRENT LIABILITIES AND INTERIM FINANCING
    Interim Financing ...................................      34,000        --           --          --          --         34,000
    Sinking Fund Requirements ...........................       1,725       1,730         --          --          --          3,455
    Accounts Payable ....................................     106,207       3,129        1,166        --          --        108,170
    Dividends Payable ...................................       9,818          26           21        --          --          9,823
    Accrued Interest ....................................      12,591          57         --          --          --         12,648
    Accrued Income Taxes ................................       3,691         (23)        --          --          --          3,668
    Miscellaneous Current Liabilities ...................      13,673           6         --          --           191       13,870
                                                            ---------   ---------    ---------   ---------   ---------    ---------
          Total Current Liabilities and Interim Financing     181,705       4,925        1,187        --           191      185,634
                                                            ---------   ---------    ---------   ---------   ---------    ---------
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
    Accumulated Deferred Income Taxes ...................     351,984        --            116        --          --        351,868
    Unamortized Investment Tax Credits ..................      32,399          53         --          --          --         32,452
    Yankee Atomic Purchased-Power Contract ..............      21,396        --           --          --          --         21,396
    Regulatory Liabilities-Deferred Taxes ...............      50,366        --           --          --          --         50,366
    Other Reserves and Deferred Credits .................      98,785          63         --          --          --         98,848
                                                            ---------   ---------    ---------   ---------   ---------    ---------
          Total Reserves and Deferred Credits ...........     554,930         116          116        --          --        554,930
                                                            ---------   ---------    ---------   ---------   ---------    ---------
              TOTAL STOCKHOLDERS' INVESTMENT
               AND LIABILITIES ..........................  $1,988,990   $   5,919    $  39,358   $  37,368   $    --     $1,992,919
                                                            =========   =========    =========   =========   =========    =========


                                   EXHIBIT A-2




     Attached hereto, as Exhibit A-2, are the following:

     A-2(1). A table showing, for 1995, the ratio of subsidiary utility revenues
to  the  utility   revenues  of  the  holding  company   (Central  Maine)  as  a
public-utility company;

     A-2(2). Central Maine: unconsolidated financial statements which include the capitalization at December 31, 1995;

     A-2(3). Maine Yankee: financial statements which include the capitalization at December 31, 1995;

     A-2(4). MEPCo.: financial statements which include the capitalization at December 31, 1995;

     A-2(5). NORVARCO: financial statements which include the capitalization at December 31, 1995;

     A-2(6). AVEC: financial statements which include the capitalization at December 31, 1995;

     A-2(7). A table showing, for 1995, the non-public utility subsidiaries Total Revenues and Total Assets.

                                 EXHIBIT A-2(1)



         The following shows actual corporate revenues of Maine Yankee, MEPCo., NORVARCO and AVEC in 1995, each adjusted to eliminate sales to Central Maine Power Company. Central Maine Power Company also had sales to these subsidiaries during the year which have been eliminated in the adjusted column. In 1995, actual and adjusted electric revenues for these companies were:

                                      (Dollars in Thousands)
                                Actual                      Adjusted

Maine Yankee                  $   205,977                  $   128,826

MEPCo.                             49,699                       12,580

NORVARCO                                3                            3

AVEC                                8,006                         -
                               ----------                   ----------

   Sub Total                      263,685                      141,409

Central Maine                     903,685                      899,556
                               ----------                   ----------

                               $1,167,370                   $1,040,965
                                =========                    =========

         Subsidiary revenues from sales, other than to Central Maine, were about $141 million, or 16% of Central Maine's adjusted revenues. This ratio is acceptable and supports Central Maine's claim, in good faith, to its continuing exemption pursuant to Rule 2.

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                            Exhibit A-2(2)
                                                              Page 1 of 4
                           Central Maine Power Company
                      UNCONSOLIDATED STATEMENT OF EARNINGS
                      For the Year Ended December 31, 1995
                 (Dollars in Thousands Except Per Share Amounts)



ELECTRIC OPERATING REVENUES .............................   $    903,685
                                                            ------------
OPERATING EXPENSES
    Fuel Used for Company Generation ....................         18,702
    Purchased Power
        Energy ..........................................        397,503
        Capacity ........................................         93,485
    Other Operation .....................................        188,498
    Maintenance .........................................         32,420
    Depreciation and Amortization .......................         53,640
    Taxes
        Federal and State Income ........................         13,328
        Taxes Other Than Income .........................         27,635
                                                            ------------
             Total Operating Expenses ...................        825,211
                                                            ------------
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES ..............          7,299
                                                            ------------
OPERATING INCOME ........................................         85,773
                                                            ------------
OPERATING INCOME (EXPENSE)
    Allowance for Equity Funds Used During Construction .            663
    Other, Net ..........................................          7,160
    Income Taxes Applicable to Other
      Income (Expense) ..................................         (2,704)
                                                            ------------
             Total Other Income (Expense) ...............          5,119
                                                            ------------
INCOME BEFORE INTEREST CHARGES ..........................         90,892
INTEREST CHARGES
    Long-Term Debt                                                50,211
    Other Interest                                                 3,244
    Allowance for Borrowed Funds Used During Construction           (543)
                                                            ------------
             Total Interest Charges .....................         52,912
                                                            ------------
NET INCOME ..............................................         37,980
    Dividends on Preferred Stock ........................         10,178
                                                            ------------
EARNINGS APPLICABLE TO COMMON STOCK .....................   $     27,802
                                                            ============
WEIGHTED AVERAGE NUMBER OF SHARES OF
 COMMON STOCK OUTSTANDING ...............................     32,442,752
EARNINGS PER SHARE OF COMMON STOCK ......................   $       0.86
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK ............   $        .90

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(2)
                                                               Page 2 of 4
                           Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1995
                             (Dollars in Thousands)


                ASSETS
ELECTRIC PROPERTY, at Original Cost .....................   $  1,588,806
Less:  Accumulated Depreciation .........................        538,301
                                                            ------------
    Electric Property in Service ........................      1,050,505
Construction Work in Progress ...........................         15,916
Net Nuclear Fuel ........................................          1,391
                                                            ------------
    Net Electric Property ...............................      1,067,812
                                                            ------------
INVESTMENTS IN ASSOCIATED
COMPANIES, at Equity ....................................         55,356
                                                            ------------
    Net Electric Property and Investments
     in Associated Companies ............................      1,123,168
                                                            ------------
CURRENT ASSETS
    Cash and Cash Equivalents ...........................         57,255
    Accounts Receivable
        Service - Billed ................................         86,848
                - Unbilled ....... ......................         41,798
        Other Accounts Receivable .......................         13,337
    Inventories, at Average Cost
        Fuel Oil.........................................          3,772
        Materials and Supplies ..........................         12,772
    Funds on Deposit with Trustee .......................         29,919
    Prepayments and Other Current Assets ................          8,976
                                                            ------------
             Total Current Assets .......................        254,677
                                                            ------------
DEFERRED CHARGES AND OTHER ASSETS
    Recoverable Costs of Seabrook 1 and Abandoned
     Projects, Net ......................................         95,127
    Yankee Atomic Purchased-Power Contract ..............         21,396
    Regulatory Assets-Deferred Taxes ....................        234,869
    Deferred Charges and Other Assets ...................        259,753
                                                            ------------
             Total Deferred Charges and Other Assets ....        611,145
                                                            ------------
                 TOTAL ASSETS ...........................   $  1,988,990
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(2)
                                                               Page 3 of 4
                           Central Maine Power Company
                          UNCONSOLIDATED BALANCE SHEET
                              At December 31, 1995
                             (Dollars in Thousands)


STOCKHOLDERS' INVESTMENT AND LIABILITIES
CAPITALIZATION (See Separate Statement)
    Common Stock Investment .............................   $    490,005
    Preferred Stock .....................................         65,571
    Redeemable Preferred Stock ..........................         74,528
    Long-Term Obligations ...............................        622,251
                                                            ------------
        Total Capitalization ............................      1,252,355
                                                            ------------
CURRENT LIABILITIES AND INTERIM FINANCING
    Interim Financing ...................................         34,000
    Sinking Fund Requirements ...........................          1,725
    Accounts Payable ....................................        106,207
    Dividends Payable ...................................          9,818
    Accrued Interest ....................................         12,591
    Accrued Income Taxes ................................          3,691
    Miscellaneous Current Liabilities ...................         13,673
                                                            ------------
        Total Current Liabilities and Interim Financing .        181,705
                                                            ------------
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
    Accumulated Deferred Income Taxes ...................        351,984
    Unamortized Investment Tax Credits ..................         32,399
    Yankee Atomic Purchased-Power Contract ..............         21,396
    Regulatory Liabilities-Deferred Taxes ...............         50,366
    Other Reserves and Deferred Credits .................         98,785
                                                            ------------
        Total Reserves and Deferred Credits .............        554,930
                                                            ------------
             TOTAL STOCKHOLDERS' INVESTMENT
              AND LIABILITIES ...........................   $  1,988,990
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(2)
                                                               Page 4 of 4
                           Central Maine Power Company
        UNCONSOLIDATED STATEMENT OF CAPITALIZATION AND INTERIM FINANCING
                              At December 31, 1995
                             (Dollars in Thousands)


                                                     Amount          Percent

CAPITALIZATION
Common Stock Investment:
    Common Stock, Par Value $5 Per Share-
        Authorized - 80,000,000 Shares
        Outstanding - 32,442,752 Shares             $   162,214          -
    Other Paid-In Capital                               276,287          -
    Retained Earnings                                    51,504          -
                                                     ----------        -----
                 Total Common Stock Investment          490,005         38.1%
                                                     ----------        -----
Preferred Stock:
    Preferred Stock - Not Subject to
     Mandatory Redemption                                65,571          5.1
                                                     ----------        -----
    Redeemable Preferred Stock - Subject
     to Mandatory Redemption                             74,528          5.8
                                                     ----------        -----
Long-Term Obligations:
    Mortgage Bonds                                      432,500          -
    Less:    Unamortized Debt Discount                    1,807          -
                                                     ----------        -----
                 Total Mortgage Bonds                   430,693          -
                                                     ----------        -----
    Medium-Term Notes                                    92,000          -
    Less:    Unamortized Debt Discount                        8          -
                                                      ---------        -----
                 Total Medium-Term Notes                 91,992          -
                                                      ---------        -----
    Other Long-Term Obligations:
    Lease Obligations                                    38,112          -
    Pollution Control Facility and Other Notes           97,179          -
                                                      ---------        -----
        Total Other Long-Term Obligations               135,291          -
                                                      ---------        -----
        Less:    Current Sinking Fund Requirements
                  and Current Maturities                 35,725          -
                                                      ---------        -----
        Total Long-Term Obligations                     622,251         48.4
                                                      ---------        -----
        Total Capitalization                          1,252,355         97.4
                                                      ---------        -----
INTERIM FINANCING
    Current Maturities of Long-Term Obligations          34,000          -
                                                      ---------        -----
        Total Interim Financing                          34,000          2.6
                                                      ---------        -----
        Total Capitalization and Interim Financing   $1,286,355        100.0%
                                                      =========        =====

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(3)
                                                              Page 1 of 4
                        Maine Yankee Atomic Power Company
                               STATEMENT OF INCOME
                      For the Year Ended December 31, 1995
                 (Dollars in Thousands Except Per Share Amounts)


ELECTRIC OPERATING REVENUES .............................   $    205,977
                                                            ------------
OPERATING EXPENSES
    Fuel
        Amortization ....................................          2,280
        Disposal Cost ...................................          2,221
    Operation ...........................................         71,715
    Maintenance .........................................         70,261
    Depreciation ........................................         17,822
    Decommissioning .....................................         14,900
    Taxes
        Federal and State Income ........................         (2,981)
        Local Property ..................................         11,232
                                                            ------------
             Total Operating Expenses ...................        187,450
                                                            ------------
OPERATING INCOME                                                  18,527
OTHER INCOME (EXPENSE)
    Allowance for Equity Funds Used During Construction .            133
    Other, Net ..........................................          5,729
                                                            ------------
INCOME BEFORE INTEREST CHARGES ..........................         24,389
                                                            ------------
INTEREST CHARGES
    Long-Term Debt ......................................          7,903
    Fuel Disposal Liability .............................          6,360
    Fuel Financing Notes ................................          1,106
    Other Interest Charges ..............................            626
    Allowance for Borrowed Funds Used
        During Construction .............................           (164)
        For Nuclear Fuel ................................            (13)
                                                            ------------
             Total Interest Charges .....................         15,818
                                                            ------------
NET INCOME ..............................................          8,571
    Dividends on Preferred Stock ........................          1,514
                                                            ------------
EARNINGS APPLICABLE TO COMMON STOCK .....................   $      7,057
                                                            ============
SHARES OF COMMON STOCK OUTSTANDING ......................        500,000
                                                            ============
EARNINGS PER SHARE OF COMMON STOCK ......................   $      14.11
                                                            ============
DIVIDENDS DECLARED PER SHARE OF COMMON STOCK ............   $       6.70
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(3)
                                                               Page 2 of 4
                        Maine Yankee Atomic Power Company
                                  BALANCE SHEET
                              At December 31, 1995
                             (Dollars in Thousands)
                                     ASSETS



ELECTRIC PROPERTY, at Original Cost                           $404,499
    Less:    Accumulated Depreciation and Amortization         208,536
                                                               -------
                                                               195,963
    Construction Work in Progress                                7,122
                                                               -------
        Net Electric Property                                  203,085
NUCLEAR FUEL, at Original Cost
    Nuclear Fuel in Reactor                                     78,037
    Nuclear Fuel - Spent                                       391,803
    Nuclear Fuel - Stock                                         8,657
                                                               -------
                                                               478,497
    Less: Accumulated Amortization                             439,804
                                                               -------
                                                                38,693
    Nuclear Fuel in Process                                        621
                                                               -------
        Net Nuclear Fuel                                        39,314
                                                               -------
        Net Electric Property and Nuclear Fuel                 242,399
                                                               -------
CURRENT ASSETS
    Cash and Cash Equivalents                                       11
    Restricted Cash                                                 11
    Accounts Receivable                                         17,658
    Materials and Supplies, at Average Cost                     11,261
    Prepayments                                                  5,858
                                                               -------
        Total Current Assets                                    34,799
                                                               -------
DEFERRED CHARGES AND OTHER ASSETS
    Trust Funds
        Fuel Disposal                                          103,889
        Plant Decommissioning                                  142,116
    Regulatory Assets
        Accumulated Deferred Income Tax Assets                  31,386
        DOE Decontamination and
             Decommissioning Fee                                19,604
             Other                                               6,545
    Other Deferred Charges and Other Assets                        220
                                                               -------
        Total Deferred Charges and Other Assets                303,760
                                                               -------
                                                              $580,958
                                                               =======

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(3)
                                                               Page 3 of 4
                        Maine Yankee Atomic Power Company
                                  BALANCE SHEET
                              At December 31, 1995
                             (Dollars in Thousands)
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES



CAPITALIZATION (See Separate Statement)
    Common Stock Investment .............................   $     71,201
    Redeemable Preferred Stock ..........................         18,600
    Long-Term Debt ......................................         89,999
                                                            ------------
        Total Capitalization ............................        179,800
                                                            ------------
LONG-TERM FUEL DISPOSAL LIABILITY .......................        114,186
                                                            ------------
NUCLEAR FUEL FINANCING NOTES ............................         20,000
                                                            ------------
CURRENT LIABILITIES
    Notes Payable to Banks ..............................          1,850
    Current Sinking Fund Requirements ...................          7,267
    Accounts Payable ....................................         14,917
    Fuel Disposal Cost Payable ..........................           --
    Dividends Payable ...................................          2,054
    Accrued Interest and Taxes ..........................          2,615
    Other Current Liabilities ...........................          2,201
                                                            ------------
        Total Current Liabilities .......................         30,904
                                                            ------------
COMMITMENTS AND CONTINGENCIES
RESERVES AND DEFERRED CREDITS
    Plant Decommissioning Reserve .......................        143,485
    Deferred Credits
        Accumulated Deferred Income Tax Liabilities .....         55,893
        DOE Decontamination and Decommissioning Fee .....         16,520
        Regulatory Liability - Income Taxes .............         10,673
        Unamortized Investment Tax Credits ..............          6,861
        Unamortized Gains on Reacquired Debt ............          2,636
        Other Deferred Credits ..........................           --
                                                            ------------
             Total Reserves and Deferred Credits ........        236,068
                                                            ------------
                                                            $    580,958
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(3)
                                                               Page 4 of 4
                        Maine Yankee Atomic Power Company
                           STATEMENT OF CAPITALIZATION
                              At December 31, 1995
                             (Dollars in Thousands)



COMMON STOCK INVESTMENT
    Common Stock, $100 Par Value, 500,000
     Shares Authorized and Outstanding ..................   $     50,000
    Other Paid-in Capital ...............................         16,607
    Capital Stock Expense ...............................           (397)
    Gain on Redemption of Preferred Stock ...............          1,118
    Premiums on Preferred Stock .........................             62
    Retained Earnings ...................................          3,811
                                                            ------------
                                                                  71,201
                                                            ------------

REDEEMABLE PREFERRED STOCK
    7.48% Series, $100 Par Value-Authorized
     60,000 Shares; Outstanding 42,000 Shares ...........          4,200
    8% Series, $100 Par Value-Authorized
     200,000 Shares; Outstanding 150,000 Shares .........         15,000
                                                            ------------
                                                                  19,200
    Less:  Current Sinking Fund Requirements ............            600
                                                            ------------
                                                                  18,600
                                                            ------------

LONG-TERM DEBT
    First and General Mortgage Bonds
        Series D - 8.79% due May 1, 2002 ................         35,000
        Series E - 8.13% due May 1, 2008 ................         40,000
        Series F - 6.89% due May 1, 2008 ................         21,666
                                                            ------------
                                                                  96,666
    Less:  Current Sinking Fund Requirements ............          6,667
                                                            ------------

                                                                  89,999
                                                            ------------

    Total Capitalization ................................   $    179,800
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(4)
                                                               Page 1 of 2
                       Maine Electric Power Company, Inc.
                               STATEMENT OF INCOME
                      For the Year Ended December 31, 1995
                 (Dollars in Thousands Except Per Share Amounts)

ELECTRIC OPERATING REVENUES
    Sales for Resale ....................................   $     46,697
    Transmission Revenues ...............................          2,491
    Support Charges and Other ...........................            511
                                                            ------------
                 Total Electric Operating Revenues ......         49,699
                                                            ------------

OPERATING EXPENSES
    Purchased Power .....................................         46,697
    Operation ...........................................            759
    Maintenance .........................................            442
    Depreciation.........................................          1,383
    Taxes
        Federal and State Income ........................           --
        Local Property and Other ........................            250
                                                            ------------
                 Total Operating Expenses ...............         49,531
                                                            ------------

OPERATING INCOME ........................................            168

OTHER INCOME, NET .......................................             33
                                                            ------------

INCOME BEFORE INTEREST CHARGES ..........................            201
                                                            ------------

INTEREST CHARGES
    Long-Term Debt ......................................             96
    Allowance for Borrowed Funds Used
     During Construction ................................           --
                                                            ------------
                 Total Interest Charges .................             96
                                                            ------------

NET INCOME ..............................................   $        105
                                                            ============

WEIGHTED AVERAGE NUMBER OF SHARES
 OF COMMON STOCK OUTSTANDING ............................          8,785
                                                                   =====

EARNINGS PER SHARE OF COMMON STOCK ......................   $      12.00
                                                            ============

DIVIDENDS DECLARED PER SHARE OF
 COMMON STOCK ...........................................   $      12.00
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(4)
                                                               Page 2 of 2
                       Maine Electric Power Company, Inc.
                                  BALANCE SHEET
                              At December 31, 1995
                             (Dollars in Thousands)
                                     ASSETS
ELECTRIC PROPERTY, at Original Cost ..................   $     23,135
        Less:  Accumulated Depreciation ..............         21,777
                                                            ---------
                                                                1,358
        Construction Work in Progress ................             12
                                                            ---------
             Electric Property, Net ..................          1,370
                                                            ---------
CURRENT ASSETS
    Cash .............................................              2
    Temporary Cash Investments, at Cost Which
     Approximates Market Value .......................            420
    Accounts Receivable - Associated Companies .......          2,840
                        - Other ......................            428
    Refund Due from Participants .....................             76
    Other Current Assets .............................            145
                                                            ---------
        Total Current Assets .........................          3,911
                                                         ------------
DEFERRED CHARGES AND OTHER ASSETS ....................            426
REGULATORY ASSETS-Deferred Taxes .....................            212
                                                         ------------
        Total Deferred Charges and Other Assets ......            638
                                                         ------------
                                                         $      5,919
                                                         ============
                     COMMON STOCK INVESTMENT AND LIABILITIES
CAPITALIZATION
    Common Stock Investment
        Common Stock, $100 Par Value, Authorized 20,000
         Shares, Outstanding 8,785 Shares ............   $        878
        Retained Earnings ............................           --
                                                         ------------
             Total Common Stock Investment ...........            878
                                                         ------------
    Long-Term Debt, net of current portion ...........           --
                                                         ------------
             Total Capitalization ....................            878
                                                         ------------
CURRENT LIABILITIES
    Accounts Payable - Associated Companies ..........            108
                     - Other .........................            103
    Current Portion of Long-Term Debt ................          1,730
    Checks Outstanding ...............................             12
    Dividends Payable ................................             26
    Accrued Purchased Power ..........................          2,906
    Refund Due to Participants .......................           --
    Accrued Interest, Taxes and Other ................             40
                                                         ------------
             Total Current Liabilities ...............          4,925
                                                         ------------
DEFERRED CREDITS
    Accumulated Deferred Income Taxes ................           --
    Unamortized Investment Tax Credits ...............             53
    Unamortized Gain on Reacquired Debt ..............             32
    Other Deferred Credits ...........................             31
                                                         ------------
             Total Deferred Credits ..................            116
                                                         ------------
                                                         $      5,919
                                                         ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(5)
                                                               Page 1 of 2
                                    NORVARCO
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1995
                             (Dollars in Thousands)



Support Charges Chester SVC .............................   $          3
                                                            ------------

Administrative Expenses .................................              3

Income Tax Expense ......................................           (629)
                                                            ------------

    Total Operating Expenses ............................           (626)
                                                            ------------

Net Operating Income ....................................            629

Interest Income .........................................             42
                                                            ------------

    Total Income                                                     671
                                                            ------------

Retained Earnings-Beginning of the Year .................           (487)
                                                            ------------

Retained Earnings-End of the Year .......................   $        184
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(5)
                                                               Page 2 of 2
                                    NORVARCO
                                  BALANCE SHEET
                              at December 31, 1995
                             (Dollars in Thousands)

                                     ASSETS

Current Assets
    Cash ................................................   $          9
    Temporary Cash Investments ..........................            760
                                                            ------------
Total Current Assets ....................................            769
                                                            ------------
Deferred Income Taxes ...................................          1,844
                                                            ------------
                                                            $      2,613
                                                            ============
                    STOCKHOLDERS' INVESTMENT AND LIABILITIES
Capitalization
    Common Stock, $100 Par Value Outstanding, 5,000 Shares  $        500
    Retained Earnings ...................................            184
                                                            ------------
Total Common Stock Equity ...............................            684
                                                            ------------
Current Liabilities
    Accrued Income Taxes ................................            491
                                                            ------------
Total Current Liabilities ...............................            491
                                                            ------------
Accumulated Deferred Income Taxes .......................          1,438
                                                            ------------
                                                            $      2,613
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(6)
                                                               Page 1 of 2
                        Aroostook Valley Electric Company
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                      For the Year Ended December 31, 1995
                             (Dollars in Thousands)

ELECTRIC OPERATING REVENUES .............................   $      8,006
                                                            ------------
OPERATING EXPENSES
    Fuel Costs ..........................................          4,752
    Operation ...........................................          1,361
    Maintenance .........................................            757
    Depreciation ........................................            247
    Taxes
        Federal and State Income ........................            (40)
        Local Property and Other ........................            724
                                                            ------------
TOTAL OPERATING EXPENSES ................................          7,801
                                                            ------------
OPERATING INCOME                                                     205
OTHER INCOME AND DEDUCTIONS .............................             37
                                                            ------------
NET INCOME ..............................................            242
Retained Earnings-Beginning of Period ...................             46
Dividends Declared ......................................           --
                                                            ------------
    RETAINED EARNINGS-END OF PERIOD .....................   $        288
                                                            ============
WEIGHTED AVERAGE NUMBER OF SHARES OF
COMMON STOCK OUTSTANDING ................................         10,000
                                                            ============
EARNINGS PER SHARE OF COMMON STOCK ......................   $      24.19
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(6)
                                                               Page 2 of 2
                        Aroostook Valley Electric Company
                                  BALANCE SHEET
                              at December 31, 1995
                             (Dollars in Thousands)
                                     ASSETS
Property, Plant and Equipment ...........................   $     12,295
Less:  Accumulated Depreciation .........................         10,571
                                                            ------------
        Net Property, Plant and Equipment ...............          1,724
                                                            ------------
Current Assets
    Cash ................................................            154
    Temporary Cash Investments ..........................          1,560
    Accounts Receivable .................................            369
    Fuel Stock ..........................................            150
    Fuel Stock Expense ..................................              9
    Interest Receivable .................................              1
    Prepaid Expenses ....................................            363
                                                            ------------
        Total Current Assets ............................          2,606
                                                            ------------
Regulatory Asset                                                     204
Other Deferred ..........................................            131
                                                            ------------
        Total Deferred Assets ...........................            335
                                                            ------------
TOTAL ASSETS  ..........................................    $      4,665
                                                            ============
                    STOCKHOLDER'S INVESTMENT AND LIABILITIES
Capitalization
    Common Stock, $1 Par Value Outstanding, 10,000 Shares   $         10
    Premium on Common Stock .............................          1,990
    Additional Paid In Capital ..........................             14
    Retained Earnings ...................................            288
                                                            ------------
        Total Common Stock Equity .......................          2,302
                                                            ------------
Current Liabilities
    Accounts Payable
        Trade ...........................................             31
        Associated Companies ............................             36
        Fuel ............................................            160
    Sales and Use Tax Payable ...........................              2
    Accrued Payroll .....................................             48
    Accrued Payroll Taxes ...............................              6
    Accrued Property Taxes ..............................            623
    Accrued 401(K) ......................................              2
    Accrued Income Taxes ................................            108
    Unexpended Advancements .............................          1,181
                                                            ------------
        Total Current Liabilities .......................          2,197
                                                            ------------
COMMITMENTS AND CONTINGENCIES
Regulatory Liability ....................................            204
Accumulated Deferred Taxes ..............................            (38)
                                                            ------------
        Total Deferred Liabilities ......................            166
                                                            ------------
    TOTAL STOCKHOLDERS' INVESTMENT AND LIABILITIES ......   $      4,665
                                                            ============

                                                     Central Maine Power Company
                                                           1995 Form U-3A-2
                                                             Exhibit A-2(7)

                         Non-Public Utility Subsidiaries
                                      1995


                                                       Total             Total
                                                      Revenues           Assets

Central Securities .........................           $   124           $ 1,710
Cumberland Securities ......................                58             2,299
Kennebec Water Power .......................               306               188
Union Water-Power ..........................             4,438             6,109
Androscoggin ...............................               754               600
Kennebec Hydro .............................             2,990             7,833
Gulf Island ................................               471             1,141
CMP International ..........................             1,632             1,002
MaineCom ...................................                37                94
TeleSmart ..................................              --                 792
                                                       -------           -------

    Total ..................................           $10,810           $21,768
                                                       =======           =======